Filed by Gyrodyne Company of America, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gyrodyne, LLC
Commission File No.: 333-191820

One Flowerfield, Suite 24

Saint James, New York 11780

July 2, 2014

To:	Holders of Interests in Gyrodyne Company of America, Inc. Dividend Notes Holders of Interests in Gyrodyne Special Distribution, LLC:

Enclosed is a copy of the proxy statement/prospectus that is being mailed to shareholders of Gyrodyne Company of America, Inc. ("Gyrodyne") requesting their vote at a special meeting of Gyrodyne's shareholders to be held on August 14, 2014. At the special meeting, Gyrodyne's shareholders will be asked to consider and vote upon a proposal to authorize a proposed Plan of Merger and the transactions contemplated thereby, including the merger of Gyrodyne and Gyrodyne Special Distribution, LLC ("GSD") into Gyrodyne, LLC ("Gyrodyne, LLC"), which are described in further detail in the enclosed proxy statement/prospectus.

This mailing is for your information only and no action is required by you in your capacity as a holder of GSD interests and/or Dividend Notes in connection with the merger as Gyrodyne, in its capacity as the managing member of GSD, previously approved the merger and as the terms of the Dividend Notes contemplate the automatic redemption of the Dividend Notes in the merger. However, if you hold shares of common stock of Gyrodyne, you are requested to vote such shares on the proxy card you received in connection with the proposed merger. The enclosed proxy statement/prospectus is being provided to you as it constitutes a prospectus of Gyrodyne, LLC under Section 5 of the Securities Act with respect to the common shares representing limited liability company interests in Gyrodyne, LLC to be issued to you in connection with the merger, if it is approved by Gyrodyne shareholders and consummated as described in further detail in the enclosed proxy statement/prospectus. If the merger is consummated, the common shares of Gyrodyne, LLC are intended, subject to NASDAQ approval, to become publicly traded on NASDAQ under the symbol “GYRO.”

If you have any questions concerning the proxy statement/prospectus, please contact our proxy solicitor: MacKenzie Partners, Inc., toll-free at 1-800-322-2885.

The enclosed document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Your interest and continued support of Gyrodyne is appreciated.

GYRODYNE COMPANY OF AMERICA, INC.